Exhibit 12.1

West Pharmaceutical Services, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio amounts)	2014	2013	2012	2011	2010
EARNINGS:
Income before income taxes	$169.0	$147.1	$108.6	$92.7	$74.5
Add:
Fixed charges	21.7	22.0	22.6	23.1	21.1
Less:
Capitalized interest	(1.6)	(1.6)	(1.9)	(1.1)	(0.9)
Adjusted earnings	$189.1	$167.5	$129.3	$114.7	$94.7

FIXED CHARGES:
Interest expense	$18.1	$18.6	$18.6	$19.3	$17.7
One-third of rent expense	3.6	3.4	4.0	3.8	3.4
Total fixed charges	$21.7	$22.0	$22.6	$23.1	$21.1

Ratio of earnings to fixed charges	8.71	7.61	5.72	4.97	4.49